SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 5 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   TREEV, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    894692300
              -----------------------------------------------------
                                 (CUSIP Number)

                                   Ulrich Thol
                            CE Computer Equipment AG
                             Herforder Strasse 155A
                            33609 Bielefeld, Germany
                           Telephone: +49-521-9318-01
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               W. Jeffrey Lawrence
                               Shearman & Sterling
                                 9 Appold Street
                                 Broadgate West
                                 London EC2A 2AP
                                 United Kingdom
                           Telephone: +44 20-7655-5000

                                 August 22, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

 ...............................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d- 1(e), 240.13d-1(f) or 240.13d-(g), check the following box |_|.

Introductory Statement

         This Amendment No. 5 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto (as so amended, the "Schedule"), relating to the beneficial ownership by CE Computer Equipment Aktiengesellschaft, a German corporation, of Issuer Common Stock. All capitalized terms not otherwise defined herein are used herein as defined in the Schedule.

Item 4.           Purpose of Transaction.


Item 4 is hereby amended and restated in its entirety as follows:

                  "On May 9, 2000, the Reporting Person and the Issuer issued a press release, a copy of which is attached hereto as Exhibit 28, announcing that, following extensive review with their independent public accountants, they have concluded that the Reporting Person will not account for its pending acquisition of the Issuer as a pooling of interests under applicable U.S. accounting rules. As previously disclosed, the Reporting Person and the Issuer entered into a merger agreement dated as of November 19, 1999 (the "Original Merger Agreement") which provided that the Reporting Person would acquire the Issuer in a transaction that was conditional upon its being accounted for as a pooling of interests. On March 22, 2000, the Reporting Person executed a Letter Waiver, dated March 22, 2000, in favor of the Issuer (the "Letter Waiver"), waiving compliance with the closing condition contained in Section 7.02(g) of the Original Merger Agreement. On May 8, 2000, the Reporting Person and the Issuer executed the Amended and Restated Merger Agreement to reflect, among other things, that (i) the Reporting Person and the Issuer no longer intend that the Merger (as defined below) will be accounted for as a pooling of interests, (ii) the approval of the Amended and Restated Merger Agreement by the stockholders of the Reporting Person is not required and (iii) the Issuer's Series M Convertible Preferred Stock and the Series M1 Convertible Preferred Stock of the Issuer have been converted into Issuer Common Stock.

                  Pursuant to the Amended and Restated Merger Agreement, the Reporting Person will appoint an independent financial institution to act as exchange agent (the "Exchange Agent"). A newly formed, wholly owned subsidiary of the Exchange Agent ("Merger Sub ") will be incorporated in Delaware and will be merged with and into the Issuer (the "Merger"); the separate corporate existence of Merger Sub will cease and the Issuer will be the surviving corporation of the Merger (the "Surviving Corporation"). As soon as possible after the effective time of the Merger, the Exchange Agent (as the sole stockholder of the Surviving Corporation) will contribute to the Reporting Person, for the account of the former stockholders of the Issuer, all of the issued and outstanding shares of the common stock of the Surviving Corporation as a transfer in kind (the "Share Exchange"), and the Reporting Person will issue Reporting Person Ordinary Shares and will cause Reporting Person ADSs to be delivered to the Exchange Agent for the account of the former stockholders of the Issuer. As a result of the Merger and the Share Exchange, the Reporting Person will own all the outstanding shares of Issuer Common Stock and the Issuer will be a wholly owned subsidiary of the Reporting Person.


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



                  In the Merger, each share of Issuer Common Stock and each share of the Issuer's Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") will be converted into the right to receive Reporting Person ADSs. Under the terms of the Amended and Restated Merger Agreement, the Reporting Person will issue a total of 1,330,000 Reporting Person Ordinary Shares in the form of Reporting Person ADSs in exchange for the outstanding shares of Issuer Common Stock and Series A Preferred Stock and for the outstanding warrants ("Warrants") and options ("Options") for Issuer Common Stock. Each share of Issuer Common Stock will be converted into a proportionate number of the Reporting Person ADSs to be issued in the Merger, after giving effect to the issuance of Reporting Person ADSs in respect of the Series A Preferred Stock, the Options and the Warrants. Each share of Series A Preferred Stock will be converted into Reporting Person ADSs with a value of at least $10.00.

                  Certain beneficial owners of shares of Issuer Common Stock have agreed to vote their shares of Issuer Common Stock in favor of the Merger, the Amended and Restated Merger Agreement and the transactions contemplated by the Amended and Restated Merger Agreement pursuant to the terms of the Voting Agreement. The Reporting Person has the right under the Voting Agreement to vote all the shares of Issuer Common Stock owned by Horace T. Ardinger, Jr.; Douglas Adkins; James J. Leto; Robert P. Bernardi; John F. Burton; C. Alan Peyser; Thomas A. Wilson; Mark A. Paiewonsky; Richard E. McMahon; and Brian H. Hajost (collectively, the "Stockholders"). In addition, each such holder granted an irrevocable proxy dated November 19, 1999 (the "Irrevocable Proxies") in favor of the Reporting Person to vote their shares of Issuer Common Stock in favor of the Original Merger Agreement and the merger contemplated thereby. In connection with the execution of Amendment No. 1 to the Voting Agreement and the amendment and restatement of the Original Merger Agreement, each of the Stockholders has granted a new irrevocable proxy (the "New Irrevocable Proxies") in favor of the Reporting Person to vote their shares of Issuer Common Stock in favor of the Merger, the Amended and Restated Merger Agreement and any other matter that could reasonably be expected to facilitate the Merger. As of May 8, 2000, the Stockholders owned in the aggregate 5,374,299 outstanding shares of Issuer Common Stock, representing approximately 33.6% of the shares of Issuer Common Stock then outstanding.

                  As a result of the Merger and the Share Exchange, the Reporting Person will own all the outstanding shares of Issuer Common Stock, and there will not be any shares of Series A Preferred Stock outstanding. Shares of Issuer Common Stock and Series A Preferred Stock are currently traded on the Nasdaq National Market System. Following the Merger and the Share Exchange, the Reporting Person intends to cause the Issuer Common Stock and the Series A Preferred Stock to cease to be authorized to be quoted on the Nasdaq National Market System. In addition, following the Merger and the Share Exchange, the Issuer Common Stock and the Series A Preferred Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Person intends to seek to cause the Issuer to terminate the registration of the Issuer Common Stock and the Series A Preferred Stock under the Exchange Act as soon as possible.

                  Pursuant to the Amended and Restated Merger Agreement, as of the effective time of the Merger, (i) Hans-Jurgen Brintrup and Thomas Wenzke will become the directors of the Surviving Corporation, (ii) Thomas Wenzke will become the Chief Administrative Officer of the Surviving Corporation, (iii) the Certificate of Incorporation of the Surviving Corporation will be amended and restated in its entirety to read as the Certificate of Incorporation of Merger Sub as in effect immediately prior to such time (except that the name of the Surviving Corporation shall be "TREEV, Inc.") and (iv) the Bylaws of Merger Sub, as in effect immediately prior to such time, will be the Bylaws of the Surviving Corporation.

                  On August 22, 2000, the Reporting Person entered into the Series A Preferred Stock Agreement, dated as of August 22, 2000, with certain holders of Series A Preferred Stock (the "Series A Agreement"), pursuant to which each such holder has agreed not to exercise any right or benefit (a "Change in Control Right") of such holder as a result of a "Change in Control" (as defined in the Certificate of Designations for the Series A Preferred Stock), to the extent that any Change in Control Right is or becomes exercisable as a result of the Merger or the transactions contemplated by the Amended and Restated Merger Agreement. The stockholders party to the Series A Agreement own, in the aggregate, 1,108,781 shares of Series A Preferred Stock, representing approximately 69.1% of the shares of Series A Preferred Stock outstanding as of August 22, 2000. In connection with the execution of the Series A Agreement, the Issuer executed a letter agreement (the "TREEV Letter Agreements") for the benefit of each stockholder party to the Series A Agreement providing that, for so long as the holder is in compliance with the Series A Agreement, TREEV will not exercise its right to redeem shares of Series A Preferred Stock pursuant to the Certificate of Designations for the Series A Preferred Stock.

                  Except as set forth in this Statement, the Amended and Restated Merger Agreement, the Voting Agreement, the New Irrevocable Proxies, the Series A Agreement and the TREEV Letter Agreements, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the individuals named in Schedule I hereto has formulated any plans or proposals which relate to or would result in:
         (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the Issuer's capitalization or dividend policy, (vi) any other material change in the Issuer's business or corporate structure, (vii) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of the Issuer's securities to be deregistered or delisted, (ix) a class of the Issuer's securities becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

                  The foregoing descriptions of the Original Merger Agreement, the Amended and Restated Merger Agreement, the Voting Agreement, the Irrevocable Proxies, the New Irrevocable Proxies, the Letter Waiver, the Series A Agreement and the TREEV Letter Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 through 27 and

         Exhibits 29 through 32, respectively, and which are incorporated herein by reference in their entirety."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

                  "Except as provided in this Statement, the Amended and Restated Merger Agreement, the Voting Agreement, the New Irrevocable Proxies, the Series A Agreement and the TREEV Letter Agreements, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

Item 7.           Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

                  29. Series A Preferred Stock Agreement, dated as of August 22, 2000, among CE Computer Equipment AG and each of the parties identified on Schedule A thereto.

                  30. Letter, dated as of August 22, 2000, from TREEV, Inc. to Green-Cohn Group.

                  31. Letter, dated as of August 22, 2000, from TREEV, Inc. to Lutheran Brotherhood.

                  32. Letter, dated as of August 22, 2000, from TREEV, Inc. to Zazove Associates LLC.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 23, 2000                   CE Computer Equipment AG

                                           By:  /s/ Thomas Wenzke
                                              ------------------------------
                                               Name: Thomas Wenzke
                                               Title: Member of the Board of
                                                       Management

                                  EXHIBIT INDEX


Exhibit No.                            Description
-----------                            -----------
     29 Series A Preferred Stock Agreement, dated as of August 22, 2000, among CE Computer Equipment AG and each of the parties identified on Schedule A thereto.
     30           Letter, dated as of August 22, 2000, from TREEV, Inc. to
                  Green-Cohn Group.
     31 Letter, dated as of August 22, 2000, from TREEV, Inc. to Lutheran Brotherhood.
     32 Letter, dated as of August 22, 2000, from TREEV, Inc. to Zazove Associates LLC.

                                                                     Exhibit 29

                                                                  EXECUTION COPY


                       SERIES A PREFERRED STOCK AGREEMENT

                  SERIES A PREFERRED STOCK AGREEMENT, dated as of August 22, 2000 (this "Agreement"), among CE Computer Equipment AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany (the "Acquiror"), and each of the parties identified on Schedule A hereto (individually a "Series A Stockholder" and collectively the "Series A Stockholders").

                  WHEREAS, TREEV, Inc., a Delaware corporation (the "Company") and the Acquiror entered into an Agreement and Plan of Merger dated as of November 19, 1999 (the "Original Merger Agreement");

                  WHEREAS, the Company and the Acquiror amended and restated the Original Merger Agreement as of May 8, 2000 (as so amended and restated, the "Merger Agreement") to reflect, among other things, that (i) they no longer intend that the Merger (as defined below) shall be accounted for as a "pooling of interests" for financial reporting purposes under applicable United States accounting rules and the accounting standards of the United States Securities and Exchange Commission (the "SEC"), (ii) the approval of the Merger Agreement by the stockholders of the Acquiror is not required and (iii) the Company's Series M Convertible Preferred Stock, par value $.0001 per share, and the Company's Series M1 Convertible Preferred Stock, par value $.0001 per share, have been converted into common stock, par value $.0001 per share, of the Company;

                  WHEREAS, the Merger Agreement provides, among other things, that the Acquiror will cause to be incorporated a Delaware corporation ("Merger Vehicle");

                  WHEREAS, Merger Vehicle will be merged (the "Merger") with and into the Company pursuant to the terms and conditions of the Merger Agreement; and

                  WHEREAS, as of the date hereof, the Series A Stockholders own of record and beneficially the number of shares of Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, of the Company (the "Series A Preferred Stock") set forth opposite their respective names on Schedule A hereto and wish to enter into this Agreement with respect to such shares of Series A Preferred Stock;

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein and in the Merger Agreement and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                    ARTICLE I

                                   THE SHARES

                  SECTION 1.01. Change in Control Rights. Each Series A Stockholder hereby agrees, severally and not jointly: (a) not to exercise, with respect to any shares of Series A Preferred Stock owned by such Series A Stockholder, or with respect to which such Series A Stockholder has or shares control, and any of the shares of Series A Preferred Stock which may, or with respect to which control may, hereafter be acquired by such Series A Stockholder, any right or benefit (a "Change in Control Right") of such Series A Stockholder as a "Series A Holder" (as defined in the Certificate of Amendment to Certificate of Designations of Series A Cumulative Convertible Preferred Stock of Network Imaging Corporation, the previous name of the Company (the "Certificate of Designations")) as a result of a "Change in Control" (as defined in the Certificate of Designations), to the extent that any Change in Control Right is or becomes exercisable as a result of the Merger or the transactions contemplated by the Merger Agreement; and (b) without the prior written consent of the Acquiror, not to waive or otherwise modify or amend, and not to consent or vote in favor of any waiver, modification or amendment, of any Change in Control Right which is or may become exercisable as a result of any transaction other than the Merger or the transactions contemplated by the Merger Agreement.

                  SECTION 1.02. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in the Acquiror or Merger Vehicle any direct or indirect ownership or incidence of ownership of or with respect to any shares of Series A Preferred Stock. All rights, ownership and economic benefits of and relating to the shares of Series A Preferred Stock will remain and belong to the Series A Stockholders, and neither the Acquiror nor Merger Vehicle will have any authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Series A Stockholders in the voting or control or sale or purchase of any shares of Series A Preferred Stock, except as otherwise provided herein, in the Merger Agreement, or the performance of the Series A Stockholders' duties or responsibilities as Series A Stockholders of the Company.

                  SECTION 1.03. Evaluation of Investment. Each Series A Stockholder, by reason of his knowledge and experience in financial and business matters, believes itself capable of evaluating the merits and risks of the investment in American Depositary Shares ("Acquiror ADSs"), each representing one Ordinary Share without par value of Acquiror ("Acquiror Shares") contemplated by the Merger Agreement.

                  SECTION 1.04. No Inconsistent Agreements. Each Series A Stockholder hereby represents, warrants and covenants that such Series A Stockholder has not granted, and will not grant, any proxy or power of attorney which is inconsistent with this Agreement.


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


                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES
                          OF THE SERIES A STOCKHOLDERS

Each Series A Stockholder hereby represents and warrants, severally and not jointly, to the Acquiror as follows:

                  SECTION 2.01. Authority Relative to This Agreement. Such Series A Stockholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Series A Stockholder and, assuming the due authorization, execution and delivery by the Acquiror and the other Series A Stockholders, constitutes a legal, valid and binding obligation of such Series A Stockholder, enforceable against such Series A Stockholder in accordance with its terms.

                  SECTION 2.02. No Conflict. The execution and delivery of this Agreement by such Series A Stockholder does not, and the performance of this Agreement by such Series A Stockholder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance, on any of the shares of Series A Preferred Stock pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Series A Stockholder is a party or by which such Series A Stockholder or the shares of Series A Preferred Stock owned by him are bound or affected.

                  SECTION 2.03. Title to the Shares of Series A Preferred Stock. The shares of Series A Preferred Stock owned by such Series A Stockholder are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Series A Stockholder's voting rights, charges and other encumbrances of any nature whatsoever, and such Series A Stockholder has not appointed or granted any proxy, which appointment or grant remains effective, with respect to any shares of Series A Preferred Stock, except that the shares of Series A Preferred Stock may be subject to security interests and may be encumbered pursuant to margin accounts.


                                   ARTICLE III

                               REGISTRATION RIGHTS

                  SECTION 3.01. Incidental Registration. (a) Whenever the Acquiror proposes to register any Acquiror ADSs under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") on a form and in a manner that would permit registration of Registrable Securities (as hereinafter defined) for sale to the public under the Securities Act, it will each such time give prompt written notice to all Series A Stockholders holding Registrable Securities of its intention to do so, describing such


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


securities and specifying the form and manner and the other relevant facts involved in such proposed registration (including without limitation whether or not such registration will be in connection with an underwritten offering of Acquiror ADSs and, if so, the identity of the managing underwriter and whether such offering will be pursuant to a "best efforts" or "firm commitment" underwriting if such disclosure is acceptable to the managing underwriter). Upon the written request of any such Series A Stockholder delivered to the Acquiror within 30 days after such notice shall have been given to such Series A Stockholder (which request shall specify the Registrable Securities intended to be disposed of by such Series A Stockholder and the intended method of disposition thereof), the Acquiror will use its reasonable best efforts to effect the registration under the Securities Act, as expeditiously as is reasonable, of all Registrable Securities that the Acquiror has been so requested to register by the Series A Stockholders, to the extent requisite to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered; provided, however, that:

                  (i) if, at any time after giving such written notice of its intention to register any of such Registrable Securities and prior to the effective date of the registration statement filed in connection with such registration, the Acquiror shall determine for any reason not to register such securities, the Acquiror may, at its election, give written notice of such determination to each Series A Stockholder that has requested to register Registrable Securities and thereupon the Acquiror shall be relieved of its obligation to register any Registrable Securities in connection with such registration;

                  (ii) if (A) the registration so proposed by the Acquiror involves an underwritten offering of the securities so to be registered, to be distributed by or through one or more underwriters of recognized standing under underwriting terms appropriate for such a transaction, and (B) the managing underwriter of such underwritten offering shall advise the Acquiror in writing (with a copy to each Series A Stockholder) that, in its judgment, the number of Registrable Securities and any other securities proposed to be included in such offering by the Acquiror should be limited due to market conditions, then the Acquiror will promptly advise each such Series A Stockholder thereof and may require, by written notice to each such Series A Stockholder accompanying such advice, that, to the extent necessary to meet such limitation, all Company Stockholders (as hereinafter defined) proposing to sell Acquiror ADSs in such offering shall share pro rata in the number of Acquiror ADSs to be excluded from such offering, such pro rata sharing to be based on the respective numbers of Acquiror ADSs as to which registration has been requested by such Company Stockholders; provided, however, that in no event will the amount of Acquiror ADSs to be sold by such Company Stockholders pursuant to such registration statement after such reduction represent less than 20% of the Acquiror ADSs included in such offering;

                  (iii) the Acquiror shall not be obligated to effect any registration of Registrable Securities under this Section 3.01 that is incidental to the registration of any of its securities in connection with any merger, acquisition, exchange offer, dividend reinvestment plan or stock option or other employee benefit plan; and



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


                  (iv) notwithstanding any other provision of this Agreement to the contrary, the Acquiror shall not be required to register any Registrable Securities under this Agreement and shall have no obligation under this Section 3.01 with respect to any requests made by Series A Stockholders after the first anniversary of the date of consummation of the Merger.

For purposes of this Agreement, "Registrable Securities" shall mean Acquiror ADSs which are issued to the Series A Stockholders upon consummation of the Merger; provided, however, that, as to any particular Registrable Securities that have been issued, such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of under such registration statement, (ii) a sale has been made in reliance on and in accordance with Rule 144 under the Securities Act,
(iii) they shall have been otherwise transferred or disposed of, (iv) they shall no longer be held by or for the benefit of the Series A Stockholder to whom they were issued in the Merger or (v) they shall have ceased to be outstanding.

                  (b) The Acquiror will pay all Registration Expenses in connection with each registration of Registrable Securities effected by it pursuant to this Section 3.01. For purposes of this Agreement, "Registration Expenses" shall mean all out-of-pocket expenses incident to the Acquiror's performance of or compliance with this Article III, including without limitation all registration and filing fees (including filing fees with respect to the National Association of Securities Dealers, Inc.), all fees and expenses of complying with state securities or "blue sky" laws (including reasonable fees and disbursements of its independent public accountants, including the expenses of any special audits and underwriters' counsel in connection with any "blue sky" memorandum or survey), all printing expenses, all listing fees, all registrars' and transfer agents' fees, and the fees and disbursements of counsel for the Acquiror and "cold comfort" letters required by or incident to such performance and compliance.

                  SECTION 3.02. Registration Procedures. (a) If and when the Acquiror is required to use its reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 3.01, the Acquiror will as expeditiously as is reasonable:

                  (i) prepare and file with the Securities and Exchange Commission (the "Commission") on any appropriate form a registration statement with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective;

                  (ii) prepare and file with the Commission such amendments (including post-effective amendments) and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities and other securities covered by such registration statement until the earlier of (A) such time as all such Registrable Securities and other securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and (B) the expiration of three months from the date such registration statement first becomes effective;

                  (iii) furnish to each Series A Stockholder selling such Registrable Securities such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, such documents incorporated by reference in such registration statement or prospectus, and such other documents, as such Series A Stockholder may reasonably request in order to facilitate the sale or disposition of such Registrable Securities;

                  (iv) use its reasonable best efforts to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions as each Series A Stockholder shall reasonably request, and do any and all other acts and things that may be necessary to enable such seller to consummate the disposition in such jurisdictions of such Series A Stockholder's Registrable Securities covered by such registration statement, except that the Acquiror shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, or to subject itself to taxation in respect of doing business in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

                  (v) furnish to each Series A Stockholder selling Registrable Securities a signed counterpart, addressed to such Series A Stockholder, of (A) an opinion of counsel for the Acquiror, dated the effective date of such registration statement (or, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), and (B) a "cold comfort" letter signed by the independent public accountants who have issued a report on the Acquiror's financial statements included in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters in underwritten public offerings of securities and, in the case of the accountants' letter, such other financial matters as such sellers may reasonably request;

                  (vi) immediately notify each Series A Stockholder selling Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing or if it is necessary to amend or supplement such prospectus to comply with law, and at the request of any such Series A Stockholder prepare and furnish to such Series A Stockholder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities or securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and shall otherwise comply in all material respects with law and so that such prospectus, as amended or supplemented, will comply with law;

                  (vii) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, beginning with the first month of the first fiscal quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

                  (viii) use its reasonable best efforts to list such securities on each securities exchange on which Acquiror ADSs are then listed, if such securities are not already so listed and if such listing is then permitted under the rules of such exchange, and provide a transfer agent and registrar for such Registrable Securities not later than the effective date of such registration statement; and

                  (ix) issue to any underwriter to which any Series A Stockholder may sell such Registrable Securities in connection with any such registration (and to any direct or indirect transferee of any such underwriter) certificates evidencing Acquiror ADSs.

The Acquiror may require each Series A Stockholder selling Registrable Securities as to which any registration is being effected to furnish the Acquiror with such information regarding such Series A Stockholder and the distribution of such securities as the Acquiror may from time to time reasonably request in writing and as shall be required by law or by the Commission in connection therewith.

                  (b) If any registration pursuant to Section 3.01 shall be in connection with an underwritten public offering, each Series A Stockholder whose Registrable Securities are being registered agrees, if so required by the managing underwriters, not to effect any public sale or distribution (including any sale pursuant to Rule 144 under the Securities Act) of Registrable Securities (other than as part of such underwritten public offering) within 5 U.S. business days prior to the effective date of the registration statement with respect to such underwritten public offering or 180 days after the effective date of such registration statement.

                  (c) The Acquiror agrees, if so required by the managing underwriters in connection with an underwritten offering of Registrable Securities pursuant to Section 3.01, not to effect any public sale or distribution of any of its equity securities or securities convertible into or exchangeable or exercisable for any of such equity securities during the 5 U.S. business days prior to and the 180 days after the effective date of any registration statement with respect to such underwritten public offering, except as part of such underwritten offering or except in connection with a stock option plan, stock purchase plan, savings or similar plan, or an acquisition, merger or exchange offer.

                  (d) It is understood that in any underwritten offering of Registrable Securities in addition to the shares (the "initial shares") the underwriters have committed to purchase, the underwriting agreement may grant the underwriters an option to purchase a number of additional shares (the "option shares") equal to up to 15% of the initial shares (or such other maximum amount as the National Association of Securities Dealers, Inc. may then permit), solely to cover over-allotments. Acquiror ADSs proposed to be sold by the Acquiror and the Company Stockholders shall be allocated between initial shares and option shares as agreed or, in the absence of agreement, pursuant to Section 3.01(a)(ii). The number of initial shares and option shares to be sold by requesting holders shall be allocated pro rata among all such Company Stockholders on the basis of the relative number of Acquiror ADSs each such holder has requested to be included and is permitted to include in such registration. For purposes of this Agreement, the term "Company Stockholders" shall mean, collectively, (i) the Stockholders (as defined in the Voting and Registration Rights Agreement dated as of the date hereof between the Acquiror and certain holders of common stock, par value $0.0001 per share, of the Company) and (ii) the Series A Stockholders.

                  SECTION 3.03. Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement registering Registrable Securities under the Securities Act, the Acquiror will give the Series A Stockholders on whose behalf such Registrable Securities are to be so registered and their underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Acquiror with its officers and the independent public accountants who have issued a report on its financial statements as shall be necessary, in the opinion of such holders and such underwriters or their respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

                  SECTION 3.04. Indemnification. (a) In the event of any registration of any equity securities of the Acquiror under the Securities Act, the Acquiror will, and hereby does, indemnify and hold harmless, in the case of any registration statement filed pursuant to Section 3.01, the Series A Stockholder selling any Registrable Securities covered by such registration statement, its directors, officers, employees, agents, trustees, other fiduciaries, members, general and limited partners (and directors, officers, employees and agents thereof and, if such seller is a portfolio or investment fund, its investment advisors), each other Person who participates as an underwriter in the offering or sale of such securities, each officer and director of each such underwriter, each Person, if any, who controls the Acquiror and is not a seller of any Registrable Securities covered by such registration statement and each other Person, if any, who controls such seller, such underwriter or any such non-selling controlling Person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any losses, claims, damages, liabilities and expenses, joint or several, to which such seller or any such director, officer, employee, agent, trustee or other fiduciary or participating or controlling Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus included therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or (ii) any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Acquiror will reimburse such seller, and each such director, officer, employee, agent, trustee, other fiduciary, underwriter and controlling Person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided, however, that the Acquiror shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon (i) an untrue statement or omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Acquiror for use in the preparation thereof by such seller, underwriter or non-selling controlling Person, as the case may be, or (ii) an untrue statement or omission made in any preliminary prospectus but notified to such seller and underwriter prior to any sale of Registrable Securities and subsequently corrected by the Acquiror in any final prospectus, amendment or supplement made available to such seller or underwriter but which final prospectus, amendment or supplement was not used by such seller or underwriter in the sale of Registrable Securities that gave rise to such loss, claim, damage, liability (or action or proceeding in respect thereof). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer, employee, agent, trustee, other fiduciary, underwriter or controlling Person and shall survive the transfer of such securities by such seller.

                  (b) The Acquiror may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to Section 3.01, that the Acquiror shall have received an undertaking satisfactory to it from (i) the prospective seller of such securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 3.04(a)) the Acquiror, each such underwriter of such securities, each officer and director of each such underwriter and each other Person, if any, who controls the Acquiror or any such underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and (ii) each such underwriter of such securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 3.04(a)) the Acquiror, each officer and director of the Acquiror, each prospective seller, each officer and director or each prospective seller and each other Person, if any, who controls the Acquiror or any such prospective seller within the meaning of
Section 15 of the Securities Act or Section 20 of the Exchange Act, with respect to any statement in or omission from such registration statement, any preliminary prospectus, final prospectus or summary prospectus included therein, or any amendment or supplement thereto, if such statement or omission was made in reliance upon and in conformity with written information furnished by such prospective seller or such underwriter, as the case may be, to the Acquiror for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Acquiror or any such director, officer or controlling Person and shall survive the transfer of such securities by such seller.

                  (c) Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding (including any governmental investigation) involving a claim referred to in Section 3.04(a) or (b), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of such indemnifying party's obligations under the preceding provisions of this Section 3.04, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim (in which case, the indemnifying party shall not be liable for the fees and expenses of more than one counsel for all sellers of Acquiror ADSs, or more than one counsel for the underwriters in connection with any one action or separate but similar or related actions), the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that such indemnifying party may wish with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of such indemnifying party's election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof.

                  SECTION 3.05. Contribution. (a) If the indemnification provided for in Section 3.04 is unavailable to the indemnified parties in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party and the Acquiror shall contribute to the amounts paid or payable by such indemnified parties as a result of such losses, claims, damages or liabilities (i) as between the Acquiror and the Series A Stockholders selling Registrable Securities covered by a registration statement, on the one hand, and the underwriters, on the other, in such proportion as is appropriate to reflect the relative benefits received by the Acquiror and such Series A Stockholders, on the one hand, and the underwriters, on the other, from the offering of the Registrable Securities, or if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits but also the relative fault of the Acquiror and such Series A Stockholders, on the one hand, and of the underwriters, on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations, and (ii) as between the Acquiror, on the one hand, and each Series A Stockholder selling Registrable Securities covered by a registration statement, on the other, in such proportion as is appropriate to reflect the relative fault of the Acquiror and of each such Series A Stockholder in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative benefits received by the Acquiror and such Series A Stockholders, on the one hand, and the underwriters, on the other, shall be deemed to be in the same proportion as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Acquiror and such Series A Stockholders bear to the total underwriting discounts and commissions received by the underwriters. The relative fault of the Acquiror and such Series A Stockholders, on the one hand, and of the underwriters, on the other, shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Acquiror and such Series A Stockholders or by the underwriters. The relative fault of the Acquiror, on the one hand, and of each such Series A Stockholder, on the other, shall be determined by reference to, among other things, whether the untrue statement of a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                  (b) The Acquiror and the Series A Stockholders selling Registrable Securities covered by a registration statement agree that it would not be just and equitable if contribution pursuant to this Section 3.05 were determined by pro rata allocation (even if the underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 3.05, no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such underwriter has otherwise been required to pay by reason of such untrue statement or omission, and no such Series A Stockholder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of such Series A Stockholder were offered to the public exceeds the amount of any damages that such Series A Stockholder has otherwise been required to pay by reason of such untrue statement or omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Each Series A Stockholder's obligation to contribute pursuant to this Section 3.05 is several in the proportion that the proceeds of the offering received by such Series A Stockholder bears to the total proceeds of the offering received by all the Company Series A Stockholders and not joint.

                  SECTION 3.06. Nominees of Beneficial Owners. In the event that any Registrable Securities are held by a nominee for a Series A Stockholder, the Series A Stockholder, as the beneficial owner thereof, may, at its election, be treated as the holder of such Registrable Securities for purposes of any request or other action by any Series A Stockholder pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any Series A Stockholder contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Acquiror may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

                                   ARTICLE IV

                                  MISCELLANEOUS

                  SECTION 4.01. Termination. (a) This Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the Effective Time; provided, however, that
(A) the provisions of Sections 3.01, 3.02, 3.03 and 3.06 will survive until the first anniversary of the date of consummation of the Merger and (B) the provisions of Sections 3.04 and 3.05 will survive for the period of the relevant statute of limitations from the date of the first registration statement filed by the Acquiror which is subject to Section 3.01.

                  (b) Notwithstanding the provisions of Section 4.01(a) of this Agreement, each Stockholder may terminate this Agreement with respect to itself at any time after October 31, 2000 by giving written notice to the Acquiror if, as of the date of such termination, (i) the Merger Agreement shall not have been terminated in accordance with its terms, (ii) the Effective Time shall not have occurred, (iii) the Company shall have failed to pay dividends on the Series A Preferred Stock in accordance with the terms of the Certificate of Designation (the "Dividend Default"), (iv) the Stockholder shall have given written notice of the Dividend Default and of its intention to terminate this Agreement (the "Default Notice") to the Company and the Acquiror and (v) the Company shall not have cured the Dividend Default within 30 days of its and the Acquiror's receipt of the Default Notice.

                  (c) Upon termination of this Agreement pursuant to Section 4.01(a) or 4.01(b), no party will have any further obligations or liabilities hereunder, provided that no such termination will relieve any party from liability for any breach of this Agreement prior to such termination.

                  SECTION 4.02. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                  SECTION 4.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.03):

                  (a)      if to a Series A Stockholder:

                           to the address set forth on Schedule A hereto

                           with a copy to the additional address set forth on Schedule A hereto

                  (b)      if to the Acquiror:

                           CE Computer Equipment AG
                           Herforder Stra e 155A
                           33609 Bielefeld
                           Germany
                           Telecopy: +49 521 931 8111
                           Attention: Thomas Wenzke

                           with a copy to:

                           Shearman & Sterling
                           Broadgate West
                           9 Appold Street
                           London EC2A 2AP
                           United Kingdom
                           Telecopy: +44-20-7655-5500
                           Attention: W. Jeffrey Lawrence

                  SECTION 4.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 4.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

                  SECTION 4.06. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the Acquiror, on the one hand, and the Series A Stockholders, on the other hand, with respect to the subject matter hereof.

                  SECTION 4.07. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Acquiror and each Series A Stockholder (which consent may be granted or withheld in the sole discretion of each of the parties hereto), except that the Acquiror may assign this Agreement to an affiliate without the consent of any Series A Stockholder; provided, however that no such assignment shall relieve the Acquiror of its obligations hereunder if such assignee does not perform such obligations.

                  SECTION 4.08. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                  SECTION 4.09. Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, each of the parties hereto.

                  SECTION 4.10. Governing Law. This Agreement shall be governed by the laws of the State of Delaware, excluding (to the greatest extent permissible by law) any rule of law that would cause the application of the laws of any jurisdiction other than the State of Delaware. All actions and proceedings arising out of or related to this Agreement shall be heard and determined in any Delaware state or federal court sitting in Delaware.

                  SECTION 4.11. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  SECTION 4.12. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

                  SECTION 4.13. Definitions. Capitalized terms used and not defined herein will have the meaning set forth in the Merger Agreement.

                  SECTION 4.14. Obligations of Series A Stockholders. The obligations of the Series A Stockholders hereunder will be "several" and not "joint" or "joint and several." Without limiting the generality of the foregoing, under no circumstances will any Series A Stockholder have any liability or obligation with respect to any misrepresentation or breach of covenant of any other Series A Stockholder.

                  SECTION 4.15. Further Assurances. The Acquiror and each Series A Stockholder will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

                  SECTION 4.16. Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

                  IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed as of the date first written above.

                                          CE Computer Equipment AG

                                           /s/ Thomas Wenzke
                                          --------------------------------------
                                          Name: Thomas Wenzke
                                          Title: Member of the Management
                                                   Board


                                          GREEN-COHN GROUP

                                           /s/ Van D. Greenfield
                                          --------------------------------------



                                          LB SERIES FUND, INC., HIGH
                                          YIELD PORTFOLIO

                                           /s/ Paul Ocenasek
                                          --------------------------------------
                                          By: Lutheran Brotherhood, a Minnesota
                                                   Corporation
                                          Its: Investment Adviser


                                          GENE T. PRETTI

                                           /s/ Gene T. Pretti
                                          --------------------------------------


                                          ZAZOVE AGGRESSIVE GROWTH
                                          FUND, L.P.

                                           /s/ Steven Kleiman
                                          --------------------------------------


                                          ZAZOVE CONVERTIBLE
                                          SECURITIES FUND, INC.

                                           /s/ Steven Kleiman
                                          --------------------------------------


                                          ZAZOVE GLOBAL CONVERTIBLE
                                          FUND, L.P.

                                           /s/ Steven Kleiman
                                          --------------------------------------

                                          ZAZOVE HIGH YIELD
                                          CONVERTIBLE SECURITIES FUND,
                                          L.P.

                                           /s/ Steven Kleiman
                                          --------------------------------------

                                                    Schedule A


                                                               Shares of
                                                               Series A
                         Series A Stockholder                  Preferred
Beneficial Owner           Name and Address                    Stock             Copy of Notice to
----------------           ----------------                    -----             -----------------
Green-Cohn                 Green-Cohn Group                    487,581           Robert L. Kohl, Esq.
Group                      360 E. 88th Street                                    Rosenman & Colin LLP
                           New York, NY 10128                                    575 Madison Avenue
                                                                                 New York, NY 10022
Lutheran                   Lutheran Brotherhood                259,300           Lutheran Brotherhood
Brotherhood                625 Fourth Avenue South                               625 Fourth Avenue South
                           Minneapolis, MN 55415                                 Minneapolis, MN 55415
                                                                                 Attention: Legal
                                                                                 Department
                                                                                 Telecopy: +1 (612) 371-
                                                                                 1581
Zazove Associates          Zazove Associates LLC               361,900           Zazove Associates LLC
LLC                        940 Southwood                                         4801 W. Peterson
                           Boulevard                                             Suite 615
                           Incline Village, Nevada                               Chicago, IL 60646
                           89451                                                 Attention: Steve Kleiman



                                                                      Exhibit 30

                                   TREEV, INC.
                            13900 Lincoln Park Drive
                             Herndon, Virginia 20171


                                                   August 22, 2000

Green-Cohn Group
360 East 88th Street
New York, New York 10128

                      TREEV, Inc./CE Computer Equipment AG

Ladies and Gentlemen:

                  Reference is made to (1) the Series A Preferred Stock Agreement, dated as of the date hereof, among CE Computer Equipment AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("CE"), you and the other parties identified on Schedule A thereto (the "Series A Agreement"), (2) the Amended and Restated Agreement and Plan of Merger between CE and TREEV, Inc. ("TREEV"), dated as of November 19, 1999 and amended and restated as of May 8, 2000 (the "Merger Agreement") and (3) the Certificate of Amendment to Certificate of Designations of Series A Cumulative Convertible Preferred Stock of Network Imaging Corporation (the former name of TREEV) (the "Certificate of Designations").

                  In consideration of the foregoing, TREEV hereby agrees that, for so long as you are in compliance with the Series A Agreement, TREEV will not exercise its right to redeem shares of Series A Preferred Stock (as defined in the Certificate of Designations) pursuant to Section 6 ("Exchange") of the Certificate of Designations; provided, however, that TREEV's obligations hereunder shall terminate upon the earlier to occur of (1) the termination of the Merger Agreement and (2) the consummation of the merger contemplated thereby.

                  Please confirm that the foregoing correctly sets forth our agreement by signing this letter agreement in the space provided below.





                                     Very truly yours,


                                     TREEV, INC.


                                     By:   /s/ Julia A. Bowen
                                         ---------------------------------------
                                         Name:  Julia A. Bowen
                                         Title:  Vice President and General
                                                    Counsel

Agreed and Acknowledged:

CE COMPUTER EQUIPMENT AG

  /s/ Thomas Wenzke
-------------------------------
Thomas Wenzke
Member of the Management Board

                                                                      Exhibit 31
                                   TREEV, INC.
                            13900 Lincoln Park Drive
                             Herndon, Virginia 20171


                                                   August 22, 2000


Lutheran Brotherhood
625 Fourth Avenue South
Minneapolis, Minnesota 55415

                      TREEV, Inc./CE Computer Equipment AG

Ladies and Gentlemen:

                  Reference is made to (1) the Series A Preferred Stock Agreement, dated as of the date hereof, among CE Computer Equipment AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("CE"), you and the other parties identified on Schedule A thereto (the "Series A Agreement"), (2) the Amended and Restated Agreement and Plan of Merger between CE and TREEV, Inc. ("TREEV"), dated as of November 19, 1999 and amended and restated as of May 8, 2000 (the "Merger Agreement") and (3) the Certificate of Amendment to Certificate of Designations of Series A Cumulative Convertible Preferred Stock of Network Imaging Corporation (the former name of TREEV) (the "Certificate of Designations").

                  In consideration of the foregoing, TREEV hereby agrees that, for so long as you are in compliance with the Series A Agreement, TREEV will not exercise its right to redeem shares of Series A Preferred Stock (as defined in the Certificate of Designations) pursuant to Section 6 ("Exchange") of the Certificate of Designations; provided, however, that TREEV's obligations hereunder shall terminate upon the earlier to occur of (1) the termination of the Merger Agreement and (2) the consummation of the merger contemplated thereby.

                  Please confirm that the foregoing correctly sets forth our agreement by signing this letter agreement in the space provided below.





                                     Very truly yours,


                                     TREEV, INC.


                                     By:   /s/ Julia A. Bowen
                                         ---------------------------------------
                                         Name:  Julia A. Bowen
                                         Title:  Vice President and General
                                                    Counsel

Agreed and Acknowledged:

CE COMPUTER EQUIPMENT AG

/s/ Thomas Wenzke
------------------------------
Thomas Wenzke
Member of the Management Board

                                                                      Exhibit 32
                                   TREEV, INC.
                            13900 Lincoln Park Drive
                             Herndon, Virginia 20171


                                                   August 22, 2000


Zazove Associates LLC
940 Southwood Boulevard
Incline Village, Nevada 89451

                      TREEV, Inc./CE Computer Equipment AG

Ladies and Gentlemen:

                  Reference is made to (1) the Series A Preferred Stock Agreement, dated as of the date hereof, among CE Computer Equipment AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("CE"), you and the other parties identified on Schedule A thereto (the "Series A Agreement"), (2) the Amended and Restated Agreement and Plan of Merger between CE and TREEV, Inc. ("TREEV"), dated as of November 19, 1999 and amended and restated as of May 8, 2000 (the "Merger Agreement") and (3) the Certificate of Amendment to Certificate of Designations of Series A Cumulative Convertible Preferred Stock of Network Imaging Corporation (the former name of TREEV) (the "Certificate of Designations").

                  In consideration of the foregoing, TREEV hereby agrees that, for so long as you are in compliance with the Series A Agreement, TREEV will not exercise its right to redeem shares of Series A Preferred Stock (as defined in the Certificate of Designations) pursuant to Section 6 ("Exchange") of the Certificate of Designations; provided, however, that TREEV's obligations hereunder shall terminate upon the earlier to occur of (1) the termination of the Merger Agreement and (2) the consummation of the merger contemplated thereby.

                  Please confirm that the foregoing correctly sets forth our agreement by signing this letter agreement in the space provided below.



                                     Very truly yours,


                                     TREEV, INC.


                                     By:   /s/ Julia A. Bowen
                                         ---------------------------------------
                                         Name:  Julia A. Bowen
                                         Title:  Vice President and General
Counsel

Agreed and Acknowledged:

CE COMPUTER EQUIPMENT AG

/s/ Thomas Wenzke
------------------------------
Thomas Wenzke
Member of the Management Board